October 28, 2004

McLeod & Company
300 14505 Bannister Road SE
Calgary AB
T2X 3J1

Attention: Mr. Rick Breen

Dear Sir:

Re:	Confirmation of Mailing - Policy 41 Financial Statements Quarterly ending August 31th 2004

Please be advised the above financials have been mailed out this date to the shareholders as per Policy 41.

Sincerely

Louise Davey
Administrator

Cc: SEDAR

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